FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 25, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc - Result of General Meeting

25 June 2014

Following the General Meeting convened for 3.10 pm today, The Royal Bank of Scotland Group plc announces the results of the poll vote for each resolution as follows. Resolution 3 was passed as a special resolution.

	For	% of votes cast	Against	% of votes cast	Total votes cast as % of Voting Share Capital	Withheld *
Resolution 1 To authorise the directors to allot ordinary shares in the company or grant rights to subscribe for or to convert any security into ordinary shares in connection with the issue of Equity Convertible Notes	20,763,509,636	99.36	132,892,748	0.64	82.92	240,388,004
Resolution 2 To renew the directors' authority to allot B Shares	21,009,477,852	99.62	79,819,816	0.38	83.68	47,554,848
Resolution 3 To authorise the directors to allot equity securities on a non pre-emptive basis in connection with the issue of Equity Convertible Notes	20,562,152,412	98.40	334,059,816	1.60	82.91	240,523,824

* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.

In accordance with the UK Listing Authority's listing rules, copies of resolutions 1, 2 and 3 will shortly be available for inspection at the National Storage Mechanism which is located at: www.Hemscott.com/nsm.do

As at 23 June 2014 (being the latest date by which shareholders who wanted to attend, speak and vote at the General Meeting must have been entered on the company's Register of Members) the issued share capital of the company conferring the right to vote at the General Meeting consisted of 6,299,628,388 ordinary shares carrying four votes each on a poll, 400,000 5.5 per cent. cumulative preference shares carrying four votes each on a poll and 500,000 11 per cent. cumulative preference shares carrying four votes each on a poll. Therefore, the total number of voting rights in the company as at 23 June 2014 was 25,202,113,552.

Contact

RBS Media Centre
+44 (0)131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 June 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary